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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

perfumania.com, inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

Common
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

71376P101
--------------------------------------------------------------------------------
                                (CUSIP Number)

Bruce A. Butcher; (206) 682 7626; Suite 3827 1001 Fourth Avenue;
Seattle, WA 98154
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

December 13, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 71376P101

         ---------------------------------------------------------------------
 (1)     Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Alta Limited                                            NA
         ---------------------------------------------------------------------

 (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [   ]
         (b)   [X]: Controlling person of other non-issuer major investor
                    Dominion Income Management Corp. provides financial assistance to Alta.
         ---------------------------------------------------------------------

 (3)     SEC Use Only

         ---------------------------------------------------------------------

 (4)     Source of Funds (See Instructions) WC

         ---------------------------------------------------------------------

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         ---------------------------------------------------------------------

 (6)     Citizenship or Place of Organization  Jersey, Channel Islands

         ---------------------------------------------------------------------

                      (7)     Sole Voting Power 952,900; 12.71%
 Number of                    + Options  2,500,000 33%
  Shares              --------------------------------------------------------
Beneficially          (8)     Shared Voting Power
 Owned by
   Each               --------------------------------------------------------
 Reporting            (9)     Sole Dispositive Power 952,900; 12.71%
Person With                   + Options        2,500,000  33%
                      --------------------------------------------------------
                      (10)    Shared Dispositive Power

                      --------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         952,900  + Options: 2,500,000
         ---------------------------------------------------------------------

(12)     Check if Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)

         ---------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11) 12.71%
                         Options 33%
         ---------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)
         CO

         ---------------------------------------------------------------------

Item 1

Common Stock
perfumania.com, inc.
11701 NW 101st Road
Miami, FLA 33178

Item 2

(a)
Alta Limited

(b)
3d floor 8 Church Street
St. Helier, Jersey JE2 3NN
Channel Islands

(c)
Investments

(d) No

(e) No

(f) A Jersey Corporation

Item 3

Funds are obtained from a charitable foundation. The Option Agreement (see Exhibits) contemplates multiple Optionees who are in the process of being identified. Other Optionees will provide pro rata sources of funds.

Item 4

The Options are being acquired as part of a transaction which would cause a change of control of the Company. Additional business activities in the area of Internet Business Applications are proposed to be acquired, and current business activities may be sold or spun-off. Mergers and reorganizations may occur, and the Board will be changed. The timing and extent of funds available, market conditions, and availability of opportunities may substantially affect the changes undertaken in the Company and future activities. See also the Exhibit.

Item 5

(a) 952,900; 12.75%+2,500,000 options; 33%*
(b) 952,900; 12.75%+2,500,000 options; 33%*
(c) Shares were acquired at various prices at market. Options are at $6.00 for 2,000,000 shares, and $8.00 for 500,000 shares. See Exhibit.
(d) NA

*A person providing financial advice to Alta is the controlling person of Dominion Income Management Corp. the single largest shareholder of the issuer aside from its parent, Perfumania, Inc.

Item 6

Investments are approved by the Board of Directors. See Exhibit. Upon exercise of the Option, the Parent of the issuer agrees as follows:

     "(a) Effective upon consummation of the First Option Closing and as long as INC owns at least 5% of the outstanding shares of COM, until December 31, 2000, unless otherwise required by law, at any meeting of the shareholders of COM called to vote upon any matter or at any adjournment thereof or in any other circumstance upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of COM with respect to (i) a business combination between COM and Biz2Net or a newly formed Delaware corporation for the purpose and effect of changing the state of incorporation of COM, (ii) eliminating the applicability of any state law anti-takeover provisions to COM in general or to any shares of common stock of COM (regardless as to whether such shares were purchased prior to the date hereof), and/or (iii) the acquisition of Biz2Net by COM and the issuance of shares of COM in connection with such business combination, INC shall grant a proxy to Alta to vote all of its shares of common stock in COM (including any Second Option Shares) in favor of each of the foregoing, provided, however, that INC shall not be required to grant such a proxy in connection with a proposed merger with Biz2Net if such transaction is not materially on the following terms: the consideration paid to Biz2Net shareholders shall be not more than four million (4,000,000) shares of COM common stock and the transaction will be subject to standard terms and conditions for agreements of its type and size (including the delivery of a fairness opinion to the shareholders of COM from a nationally recognized investment bank).

     (b) If the First Option Shares shall have been purchased, INC shall cooperate with the Optionees so that as soon as practicable, subject to Rule 14f-1 of the Exchange Act, nominees of Alta shall be appointed to constitute the majority of the members of the board of directors of COM; provided, that, the directors selected by Alta must not have any legal impediment or regulatory problems that would reasonably deem such person to be an inappropriate person to serve as a director of a public company. The date on which such directors are appointed is referred to as the "DIRECTOR APPOINTMENT DATE."

     4.4 RESIGNATION OF ILIA LEKACH. INC represents that it has obtained the agreement of Mr. Ilia Lekach to resign as an officer of COM, effective upon the purchase of the First Option Shares."

Item 7

Option Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:
December 23, 1999
/S/ DIANE STANLEY
Diane Stanley, Director

                                                                         EXHIBIT




                                OPTION AGREEMENT

                                  BY AND AMONG

                                PERFUMANIA, INC.

                                  ALTA LIMITED

                                       AND

               THE OPTIONEES WHO ARE SIGNATORIES TO THIS AGREEMENT

                             DATED DECEMBER __, 1999

         This Option Agreement (this "AGREEMENT") is made and entered into as of December __, 1999 by and among PERFUMANIA, INC., a Florida corporation ("INC"), ALTA LIMITED, a corporation organized under the laws of the Jersey Channel Islands ("ALTA") and the other Persons that are signatories to this Agreement (collectively, Alta and the persons who are signatories to this Agreement as Optionees are referred to herein as the "OPTIONEES"). For purposes of this Agreement, the term "PERSON" includes an individual, association, corporation, partnership, trust or any other entity or organization.


                                    RECITALS

         A. INC owns common stock constituting a majority of the common shares of Perfumania.com, Inc., a Florida corporation ("COM");

         B. INC desires to grant to the Optionees, and the Optionees desire to obtain, options to purchase of two million five hundred thousand (2,500,000) shares of common stock of COM (the "OPTION SHARES") on the terms and subject to the conditions set forth herein.

         In consideration of the premises, other valuable consideration, and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:


                                    ARTICLE I

         1.1 OPTIONS TO PURCHASE SHARES.

             (a) For and in consideration of the payment of $10,000, the receipt and sufficiency of which is hereby acknowledged, INC hereby grants to the Optionees an irrevocable option (the "FIRST OPTION") to acquire two million (2,000,000) Option Shares (the "FIRST OPTION SHARES") at a purchase price of $6.00 per share on or prior to January 15, 2000 (the "FIRST EXPIRATION Date"). Pursuant to the First Option, each Optionee shall have the right to purchase all, but not less than all, of the number of Shares set forth opposite such Optionee's name on Schedule A; provided, that any Optionee may, pursuant to
Section 1.2(a), transfer the right to purchase all or any portion of such number of First Option Shares to one or more of the other Optionees. INC shall have no obligation to deliver the First Option Shares unless the First Option shall be exercised for all the First Option Shares.

             (b) For and in consideration of the payment of $2,500, the receipt and sufficiency of which is hereby acknowledged, and provided that the First Option has been exercised in full, INC hereby grants to the Optionees an irrevocable option (the "SECOND OPTION") to acquire an aggregate of five-hundred thousand (500,000) Option Shares (the "SECOND OPTION SHARES") at a purchase price of $8.00 per share on or prior to the earlier to occur (the "SECOND EXPIRATION DATE") of (x) December 31, 2000, or (y) the Acceleration Date. As used herein, Acceleration Date shall mean the date on which any of the following events (each an "ACCELERATION EVENT") shall occur: (i) approval by the shareholders of COM of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of COM immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, consolidation or other transaction, (ii) a liquidation or dissolution of COM, (iii) the sale of all or substantially all of the assets of COM, whether in a single transaction or a series of transactions, (iv) individuals who constitute the Board of COM (the "INCUMBENT BOARD") following the Director Appointment Date (including the appointees of ALTA) (as defined in Section 5.3(b) hereof) cease for any reason to constitute at least a majority of the Board of COM, provided that any person becoming a director subsequent to such date whose election, or nomination for election by COM's shareholders, was approved by a vote of at lest a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election context relating to the election of the directors of COM, as such terms are used in Rule 14a-11 of Regulation 14A of Regulation 14A promulgated under the Securities Exchange Act shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board, or (v) the acquisition by any person, entity or "group" (other than the Optionees), within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act, of more than 50% of either the then outstanding shares of the COM's stock or the combined voting power of COM's then outstanding voting securities entitled to vote generally in the election of directors (hereinafter referred to as the ownership of a "Controlling Interest") excluding, for this purpose, any acquisitions by (1) COM or its Subsidiaries, (2) any person, entity or "group" that as of the date on which this Agreement is signed owns beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act) of a Controlling Interest or (3) any employee benefit plan of the COM or its Subsidiaries. Pursuant to the Second Option, each Optionee shall have the right to purchase all, but not less than all, of the number of Shares set forth opposite such Optionee's name on the signature page hereto; provided, that any Optionee may transfer the right to purchase all or any portion of such number of Second Option Shares to one or more of the other Optionees. INC shall have no obligation to deliver the Second Option Shares unless the Second Option shall be exercised for all of the Second Option Shares. The First Option and the Second Option are sometimes referred to together herein as the "OPTIONS" and individually as an "OPTION". Notwithstanding anything to the contrary contained herein, if the First Option is not exercised in full and the payment of the exercise price has not been delivered to INC on or prior to the First Final Closing Date (as hereinafter defined), the Second Option shall be null and void and of no further force and effect.

         1.2 EXERCISE OF FIRST OPTION.

             (a) In the event the Optionees wish to exercise the First Option, Alta shall deliver prior to the First Expiration Date, on behalf of the Optionees, to INC a written notice (the "FIRST EXERCISE NOTICE") specifying any changes in the allocation of First Option Shares among the Optionees and the date and time at which the closing of the purchase of First Option Shares shall occur (the "FIRST CLOSING"); which date and time shall not be less than three
(3) nor more than five (5) business days following delivery of the First Exercise Notice (THE "FIRST CLOSING DATE").

             (b) In the event the Optionees wish to exercise the Second Option, Alta shall deliver prior to the Second Expiration Date, on behalf of the Optionees, to INC a written notice (a "SECOND EXERCISE NOTICE") specifying any changes in the allocation of Second Option Shares among the Optionees and the date and time at which the closing of the purchase of Second Option Shares (the "SECOND OPTION CLOSING"), which date shall not be less than three (3) nor more than five (5) business days following the delivery of the Second Exercise Notice. The First Option Closing and the Second Option Closing are sometimes referred to together herein as the "Option Closings", and individually as an "OPTION CLOSING".

             (c) An Option shall be properly exercised if the applicable Exercise Notice is received by INC prior to the First Expiration Date or Second Expiration Date, as the case may be. Option Closings shall take place at the offices of Camhy Karlinsky & Stein, LLP, 1740 Broadway, New York, NY 10019 or such other place as Alta and INC shall agree. At each Option Closing, (i) INC will deliver to the transfer agent for the Option Shares instructions, which instructions shall be reasonably satisfactory to Alta, to transfer Option Shares being purchased to the Optionees purchasing such Option Shares; and (ii) the Optionees shall pay INC by wire transfer of immediately available funds to an account specified by INC the purchase price for the Option Shares being purchased at such Option Closing.

         1.3 ADJUSTMENT OF SHARES. If there shall be a change in the number of issued and outstanding shares of COM as a result of any reclassification, stock split (or reverse stock split) or stock dividend or stock distribution affecting all of the outstanding shares of COM, the number of First Option Shares and Second Option Shares and the exercise prices therefor shall be equitably adjusted.

         1.4 ADJUSTMENT TO OPTION EXERCISE PRICE. If, prior to the First Expiration Date, COM shall issue any additional shares of its common stock (other than with respect to the exercise of employee options or other currently outstanding options, warrants or convertible securities) or securities convertible into its common stock at a price less than the exercise price of the First Option, then the exercise price of the First Option shall be adjusted so that it shall be equal to the price per share of common stock at which such securities were issued or would be issued upon conversion (including in the latter case, both the option cost and exercise price).

         1.5 INC LOCK-UP. Other than pursuant to the Second Option, following the First Option Closing, INC shall refrain from selling or disposing (including the purchase or sale of a put or other right which would eliminate or limit INC's risk of economic loss) any of its remaining shares of COM common stock for a period of 24 months commencing on the date of the First Option Closing, except as set forth below:

      --------------------------------------------------------------------------
        MONTHS AFTER FIRST OPTION    NUMBER OF SHARES OF COMMON STOCK
                 CLOSING             PERMITTED TO BE SOLD PER MONTH
      --------------------------------------------------------------------------
                   1-3               0 shares
      --------------------------------------------------------------------------
                   4-6               50,000 shares maximum per month, provided
                                     that the market price of the Common Stock
                                     shall be greater than $20 per share
      --------------------------------------------------------------------------
                  7-12               50,000 shares maximum per month
      --------------------------------------------------------------------------
                  13-18              75,000 shares maximum per month
      --------------------------------------------------------------------------
                  19-24              100,000 shares maximum per month
      --------------------------------------------------------------------------

Notwithstanding anything to the contrary herein, the provisions of this Section
1.5 shall become null and void upon the occurrence of an Acceleration Event.


                                   ARTICLE II

                      REPRESENTATIONS AND WARRANTIES OF INC

         INC makes to the Optionees the following representations and warranties:

         2.1 TITLE TO SHARES. INC has good and marketable title to the Option Shares free and clear of any liens or encumbrances. Upon delivery of Option Shares, the Optionees will acquire such shares free and clear of all material claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, and good and marketable title shall be vested in such Optionees.

         2.2 REPRESENTATIONS AND WARRANTIES OF COM. The representations and warranties made by COM in Article III hereof and in any other document or certificate delivered pursuant hereto are true and correct in all material respects.

         2.3 LOCK-UP AGREEMENT. INC expressly represents that it has obtained, or will obtain prior to the First Closing Date, the release by Cruttenden Roth Incorporated, the representative of the underwriters of the initial public offering of COM, of the Option Shares from all lock up obligations set forth in the underwriting agreement entered into by COM and certain of its affiliates in connection with such initial public offering.

         2.4 CAPITALIZATION OF COM.

             (a) The authorized capital stock of COM consists of 20,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share ("COM PREFERRED STOCK"). As of November 23, 1999, there were (i) 7,500,000 shares of COM Common Stock outstanding, (ii) no shares of COM Preferred Stock outstanding, and (iii) no treasury shares.

             (b) Other than as set forth in Section 2.4(a) above, there are no equity securities of any class of COM, or any securities convertible into or exercisable for any such equity securities, issued, reserved for issuance or outstanding. Except for the options ("COM OPTION") issued under the COM 1999 Incentive Stock Plan (the "COM STOCK PLAN"), not more than 100,000 shares issuable upon exercise of options issued outside of the COM Stock Plan, and warrants granted to the underwriters of the initial public offering of COM, there are no warrants, options, convertible securities, calls, rights, stock appreciation rights, preemptive rights, rights of first refusal, or agreements or commitments of any nature obligating COM to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests of COM, or obligating COM to grant, issue, extend, accelerate the vesting of, or enter into, any such warrant, option, convertible security, call right, stock appreciation right, preemptive right, right of first refusal, agreement or commitment. Except as contemplated by this Agreement, to the knowledge of INC, there are no voting trusts, proxies or other agreements or understandings with respect to the capital stock of COM.

             (c) The Option Shares are duly authorized, validly issued, fully paid and nonassessable.

         2.5 CAPITAL STOCK OF SUBSIDIARIES COM is directly or indirectly the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of its Subsidiaries (other than qualifying shares). All of such shares have been duly authorized and are validly issued, fully paid, nonassessable and free of preemptive rights with respect thereto and are owned by COM free and clear of any claim, lien or encumbrance of any kind with respect thereto. To the knowledge of INC, there are no proxies or voting agreements with respect to such shares, and there are no existing options, warrants, calls, subscriptions, or other rights or other agreements or commitments obligating COM or any of its subsidiaries ("SUBSIDIARIES") to issue, transfer or sell any shares of capital stock of any Subsidiary or any other securities convertible into, exercisable for, or evidencing the right to subscribe for any such shares. COM does not directly or indirectly own any interest in any Person except the Subsidiaries.

         2.6 CERTAIN AGREEMENTS BETWEEN INC AND COM.

         INC agrees that on or prior to the First Closing Date, it shall execute a written agreement, in form and substance reasonably acceptable to Alta, relinquishing its rights under the Technology Transfer and License Agreement between INC and COM (the "LICENSE AGREEMENT"), to terminate the License Agreement upon a Change of Control, as defined therein, of COM.


                                   ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE OPTIONEES

         Each Optionee, severally and not jointly, makes to INC and COM the following representations and warranties:

         3.1 EXPERIENCE. The Optionee represents that: (a) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Option Shares; (b) it believes it has received all the information it has requested from COM and considers necessary or appropriate for deciding whether to obtain the Option Shares; (c) it has had the opportunity to discuss COM's business, management, and financial affairs with COM's management, (d) it has the ability to bear the economic risks of its prospective investment; and (e) it is able, without materially impairing its financial condition, to hold the Option Shares for an indefinite period of time and to suffer a complete loss on its investment.

         3.2 ACCREDITED INVESTOR. The Optionee presently qualifies, and will as of the Closing Date qualify, as an "accredited investor" within the meaning of Regulation D of the rules and regulations promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT").

         3.3 INVESTMENT. Any Option Shares acquired by the Optionee will be acquired for investment for the Optionee's own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and the Optionee has no present intention of selling, granting any participation in, or otherwise distributing any of the Option Shares. By executing this Agreement, the Optionee further represents that it has no contract, undertaking, agreement, or arrangement with any person to sell, transfer, or grant participation to such person or to any third person, with respect to any of the Option Shares.

         3.4 NO REGISTRATION. The Optionee understands and acknowledges that the offering of the Shares pursuant to this Agreement will not be registered under the Securities Act on the grounds that the offering and sale of securities contemplated by this Agreement are exempt from registration pursuant to Section 4(2) and or Section 3(b) of the Securities Act, and that COM's reliance upon such exemption is predicated upon the Optionee's representations as set forth in this Agreement.


                                   ARTICLE IV

                                    COVENANTS

         4.1 CONDUCT OF BUSINESS DURING INTERIM PERIOD. Until the First Expiration Date, INC shall use its best efforts to cause COM and its Subsidiaries to (i) conduct its operations according to its ordinary and usual course of business consistent with past practice, (ii) use all commercially reasonable efforts to preserve intact its business organization, to keep available the services of its officers and employees in each business function and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it, and (iii) except as required by law, not take any action which would adversely affect its ability to consummate the transactions contemplated hereby; provided however that COM may register, in compliance with federal securities laws and on Form S-8, shares issuable upon exercise of options issued under the COM Option Plan.

         4.2 ACCESS TO INFORMATION. From the date of this Agreement until the First Expiration Date, INC shall use its best efforts to cause COM to afford to the Optionees and their authorized representatives (including counsel, environmental and other consultants, accountants, auditors and agents) full access during normal business hours and upon reasonable notice to all of its facilities, personnel and operations and to all books and records of it and its subsidiaries, will permit the Optionees and their authorized representatives to conduct inspections as they may reasonably request and will instruct its officers and those of its subsidiaries to furnish such persons with such financial and operating data and other information with respect to its business and properties as they may from time to time request. Each Optionee agrees to treat any such information as confidential, pursuant to the terms of the Confidentiality Agreement attached hereto as Exhibit A.

         4.3 VOTING.

             (a) Effective upon consummation of the First Option Closing and as long as INC owns at least 5% of the outstanding shares of COM, until December 31, 2000, unless otherwise required by law, at any meeting of the shareholders of COM called to vote upon any matter or at any adjournment thereof or in any other circumstance upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of COM with respect to (i) a business combination between COM and Biz2Net or a newly formed Delaware corporation for the purpose and effect of changing the state of incorporation of COM, (ii) eliminating the applicability of any state law anti-takeover provisions to COM in general or to any shares of common stock of COM (regardless as to whether such shares were purchased prior to the date hereof), and/or (iii) the acquisition of Biz2Net by COM and the issuance of shares of COM in connection with such business combination, INC shall grant a proxy to Alta to vote all of its shares of common stock in COM (including any Second Option Shares) in favor of each of the foregoing, provided, however, that INC shall mot be required to grant such a proxy in connection with a proposed merger with Biz2Net if such transaction is not materially on the following terms: the consideration paid to Biz2Net shareholders shall be not more than four million (4,000,000) shares of COM common stock and the transaction will be subject to standard terms and conditions for agreements of its type and size (including the delivery of a fairness opinion to the shareholders of COM from a nationally recognized investment bank).

             (b) If the First Option Shares shall have been purchased, INC shall cooperate with the Optionees so that as soon as practicable, subject to Rule 14f-1 of the Exchange Act, nominees of Alta shall be appointed to constitute the majority of the members of the board of directors of COM; provided, that, the directors selected by Alta must not have any legal impediment or regulatory problems that would reasonably deem such person to be an inappropriate person to serve as a director of a public company. The date on which such directors are appointed is referred to as the "DIRECTOR APPOINTMENT DATE."

         4.4 RESIGNATION OF ILIA LEKACH. INC represents that it has obtained the agreement of Mr. Ilia Lekach to resign as an officer of COM, effective upon the purchase of the First Option Shares.

         4.5 ADDITIONAL COVENANTS.

             (a) The Optionees acknowledge that they are aware (and that their directors, officers, employees and representatives have been, or upon being so apprised will be, advised), of the restrictions imposed by certain securities laws on a person processing material non-public information about certain companies. Without limiting the generality of the foregoing, and regardless whether state or federal securities laws would prohibit a transaction, each Optionee hereby agrees that, in the event the First Option Closing does not occur, then for a period of one (1) year from the date hereof, such Optionee and its affiliates and subsidiaries will not (and such Optionee and its affiliates and subsidiaries will not assist or encourage any other person of entity to), directly or indirectly, unless specifically requested in writing in advance by COM's board of directors: (i) acquire or offer, seek, propose (either publicly or otherwise) or agree to acquire, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any additional securities of COM, or any rights or options to acquire such ownership, (ii) seek or propose to influence or control the management or policies of COM, other than the exercise of any Optionees' rights as a shareholder of COM, or (iii) make any public disclosure with respect to any of the foregoing.

             (b) After the Director Appointment Date, the Optionees will cause COM to keep in effect the current Director and Officer Policy and the professional liability policy and, if such policies are cancelled or not renewed, to purchase similar or greater coverage or other similar policies, which cover the current officers and directors of COM.

             (c) The Optionees agree that no Optionee, nor any of their affiliates, will do any material business transaction with COM unless such business transaction (i) is approved by a majority of the non-interested members of the Board of Directors of COM or (ii) is on terms and conditions that are not materially less favorable to COM than COM could obtain from unaffiliated third parties.

             (d) The Optionees will cooperate with INC and COM in the preparation of any SEC Filings to be filed in connection with this Option Agreement or transactions contemplated hereby. None of the information or documents supplied or to be supplied by the Optionees for inclusion in the SEC Filings will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.


                                    ARTICLE V

                 CONDITIONS TO THE OBLIGATIONS OF THE OPTIONEES

         5.1 CONDITIONS TO THE OBLIGATIONS OF THE OPTIONEES. The obligations of each Optionee to purchase Option Shares are subject to the satisfaction or waiver, if applicable at or prior to the relevant Option Closing, of each of the following conditions:

             (a) The representations and warranties of INC contained in this Agreement (without regard to any materiality or knowledge exceptions or provisions therein) shall be materially true and correct as of each Option Closing with the same force and effect as if made at such time, except, (i) for changes specifically permitted by the terms of this Agreement and (ii) that the accuracy of the representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date.

             (b) INC shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to the applicable Closing.

             (c) At each Closing, the Optionees shall have received certificates of an officer of INC to evidence compliance with the conditions set forth in Sections 5.1(a) and (b) of this Agreement.

             (d) INC shall have received and delivered to ALTA a letter executed by Cruttenden Roth Incorporated, the representative of the underwriters of the initial public offering of COM, consenting to the transfer of the Option Shares to the Optionees notwithstanding any lock-up agreement entered into by and among INC and such underwriters in connection with such initial public offering.

             (e) Any consents, approvals, notifications, disclosures, and filings that may be required by the Optionees to purchase the Option Shares to be purchased at such Closing, shall have been obtained or made.

             (f) No statute, rule, regulation, executive order, decree, ruling or injunction shall be pending, enacted, entered, promulgated, enforced or threatened by any court or other tribunal or governmental body or authority which prohibits the consummation of the transaction contemplated herein or otherwise makes it illegal, nor shall any governmental agency have instituted or threatened to institute any action, suit or proceeding seeking to enjoin, restrain or prohibit the consummation of the transaction contemplated herein in accordance with the terms of this Agreement.

             (g) No action shall be pending or threatened (i) challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this Agreement or (ii) seeking to prohibit or limit in any material respect the Optionees' ability to vote or otherwise exercise ownership rights with respect to the Option Shares.

         5.2 CONDITIONS TO THE OBLIGATIONS OF THE INC. The obligation of INC to sell Option Shares to any individual Optionee pursuant hereto is subject to the satisfaction or waiver, if applicable, at or prior to each Option Closing of each of the following conditions:

             (a) The representations and warranties of such Optionee contained in this Agreement (without regard to any materiality or knowledge exceptions or provisions therein) shall be true and correct as of each Option Closing, with the same force and effect as if made at such time.

             (b) Such Optionee shall have performed and complied in all material respects with all agreements, obligations and conditions required by this Agreement to be performed or complied with by such Optionee on or prior to the applicable Closing or the Option Closing.

             (c) At each Closing, INC shall have received a certificate from such Optionee to evidence compliance with the conditions set forth in Sections 5.2(a) and (b) of this Agreement.

             (d) No statute, rule, regulation, executive order, decree, ruling or injunction shall be pending, enacted, entered, promulgated, enforced or threatened by any court or other tribunal or governmental body or authority which prohibits the consummation of the transaction contemplated herein or otherwise makes it illegal, nor shall any governmental agency have instituted or threatened to institute any action, suit or proceeding seeking to enjoin, restrain or prohibit the consummation of the transaction contemplated herein in accordance with the terms of this Agreement.

             (e) No action shall be pending or threatened challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by this agreement.

                                   ARTICLE VI

                                  MISCELLANEOUS

         6.1 NOTICES. All notices and other communications hereunder shall be in writing to the parties at the addresses specified below.

         6.2 ASSIGNMENT; THIRD-PARTY BENEFICIARIES. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Notwithstanding the foregoing, any Optionee may assign his or her right to purchase Option Shares to any other Optionee without the consent of any other party hereto.




                        [NEXT PAGE IS THE SIGNATURE PAGE]

         IN WITNESS WHEREOF, the Optionees and INC have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

                                        PERFUMANIA, INC.



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________

         OPTIONEES:


         ________________ Shares        ALTA LIMITED



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________

         ________________ Shares        ________________________________________



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________

         ________________ Shares        ________________________________________



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________



         ________________ Shares        ________________________________________



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________



         ________________ Shares        ________________________________________



                                        By:_____________________________________

                                        Name:___________________________________

                                        Title:__________________________________